INTELLECTUAL PROPERTY ASSET PURCHASE AGREEMENT

This Intellectual Property Asset Purchase Agreement (the “Agreement”), is made as of July 24, 2020 by and among GATC Canna, Inc. and GATC Rx, Inc., both California corporations having their principal place of business at 6 Upper Newport Plaza Drive, Newport Beach, CA 92660 (collectively, the “Purchaser” or “GATC”), and Frelii, Inc., a Nevada corporation with a principal place of business at 670 W. Shepard Lane, Suite 200, Farmington, UT 84025 (the “Seller” or “Frelii”). Purchaser and Seller are also referred to herein collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, GATC is company engaged, among others, in artificial intelligence and technology relating to the development and commercialization of genetic testing, immunity testing, and cannabis testing, and products thereof; and

WHEREAS, Frelii is a company engaged, among others, in developing artificial intelligence and genomic analysis; and

WHEREAS, GATC Canna, Inc. and Frelii previously entered into a License and Limited Technology Transfer Agreement. effective July 7, 2019 (the “License Agreement”); and

WHEREAS, the Parties agree that all rights and obligations of GATC Canna, Inc. and Frelli under the License Agreement have been performed, discharged and/or waived; and

WHEREAS, Frelii has developed, and owns all rights, title and interest in and to certain technology relating to DNA, wellness, and cannabis, as more specifically set forth in Schedule A, attached hereto, and made a part of this Agreement including but not limited to: (i) A U.S. provisional utility Patent Application relating to certain Artificial Intelligence, Atty Docket No. 46223-0002P01 ; (ii) “Authored Work” as set forth in the License Agreement relating to certain Artificial Intelligence; (ii) The “Frelii Rapid Cannabis Recommendation” as set forth in the License Agreement ; (iii) certain proprietary software; (iv) certain source code and executables;

(v) Frelii work product and clinical trial data; (vi) Goodwill; and (collectively, the “Intellectual Property”), and Intellectual Property Rights as defined to Schedule A, all free and clear of any liabilities, claims, liens or encumbrances; and

WHEREAS, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, on the terms and conditions set forth herein all of Seller’s rights, title and interest in and to the Intellectual Property, including the tangible and intangible assets primarily used or associated with the Intellectual Property, all as more fully described herein; and

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained, and intending to be bound hereby, the Parties hereto agree as follows:

I.

PURCHASE AND SALE OF ASSETS

1.1

Purchase and Sale of Intellectual Property.

Upon the terms and conditions herein set forth, Seller hereby agrees to sell, convey, transfer, assign, grant and deliver to Purchaser, and Purchaser hereby agrees to purchase, acquire and accept from Seller at the Closing (as hereinafter defined) all of Seller’s right, title and interest in and to the Intellectual Property, free and clear of all liabilities, obligations, pledges, security interests, liens, defenses, contractual commitments, claims, setoffs, equities or other encumbrances or charges (collectively, the “Encumbrances”) other than as expressly set forth herein. The Intellectual Property include, without limitation, all of Seller’s right, title and interest in and to the intellectual property described in Section 8 below and on Exhibit A attached hereto.

1.2

No Assumption of Liabilities.

(a)

Except as expressly provided in this Agreement, Purchaser shall assume no liabilities or obligations relating to the Intellectual Property, including, without limitation, accounts payable, indebtedness, tax liabilities, employee obligations, sales commissions or other contractual liabilities, or any liabilities for any damages, penalties, fines or other claims whatsoever arising or resulting from any legal proceeding pertaining to the Intellectual Property or otherwise relating to the operations of the Intellectual Property prior to the Closing. All such liabilities and obligations, fixed or contingent, known or unknown, are and shall remain the liabilities and obligations of Seller.

1.3

Excluded Assets.

The sale of IP hereby shall not include a sale of any other rights, privileges, title or interest in any other assets of the Seller or its business.

1.4

License and Limited Technology Transfer Agreement Terminated.

The Parties hereby terminate a License and Limited Technology Transfer Agreement between GATC Canna, Inc. and Frelii effectively dated July 7, 2019 (the “License Agreement”) and agree that all rights and obligations of GATC Canna, Inc. and Frelli under the License Agreement have been performed, discharged and/or waived, and that the License Agreement is of no further force and effect.

I.

ROYALTY PAYMENTS

1.1

Consideration.

(a)

Subject to the terms and conditions of this Agreement, in consideration for Seller’s sale, assignment, transfer and delivery of the Intellectual Property to Purchaser, Purchaser shall pay and remit to Seller a purchase price in the form of a royalty payment to the Seller of three per cent (3%) of Purchaser’s gross revenues related to the Intellectual Property, if any (the “Royalty”), in perpetuity (provided that this Agreement remains in full force and effect) (the “Royalty Period”), to be paid to Seller each calendar quarter for which Purchaser achieves revenues relating to the Intellectual Property.

(b)

Royalty Payment Due Dates. The Royalties shall be paid for each calendar quarter during the Royalty Period, or portion thereof, within 10 days of the end of such calendar quarter, with the first payment to be made on January 10, 2021 for the period ended December 31, 2020, and then each quarter thereafter (e.g. Payment Dates of April 10, July 10, October 10, January 10 for the calendar quarters ended March 31, June 30 and September 30 and December 31, respectively, throughout the Royalty Period). Any unpaid Royalties for the final period shall be paid within 10 days of termination of the Royalty Period or within 10 days of receipt of the underlying revenues.  The date that the Royalty Fee is due each quarter (i.e. the 10th day of April, July, October or January of each year and the 10th date following termination of the Royalty Period or receipt of such revenues) is referred to herein as the “Payment Date”. Once all Payments are paid, the Purchaser shall no longer be required to accrue or pay Royalties, provided this Agreement remains in full force and effect.

(c)

The Purchaser shall submit a report along with each Royalty payment showing the number of products sold during the period (number of units, locations and dollar amount per unit), the calculation of the Royalty Fee for the Products sold and any other applicable information. If Seller requests reasonable additional information regarding the amount of the Royalty, the Purchaser shall promptly provide same upon request.

I.

THE CLOSING

2.1

Time of Closing.

(a)

The closing of the purchase and sale of the Intellectual Property hereunder (the “Closing”) shall take place as soon as practicable following the termination of any applicable waiting period but in no event later than August 7, 2020, unless otherwise agreed to by the parties (the “Closing Date”), at such location, whether the Closing is in-person or a remote electronic Closing, as shall have been agreed to by the parties. The Closing shall be effective as of 11:59 p.m. Pacific Time on the Closing Date.

2.2 Seller’s Conditions to Closing.

Seller’s obligations to consummate the Acquisition hereunder shall be subject to satisfaction or waiver by Seller of the following conditions at or prior to the Closing:

(a)

Each of the representations and warranties of Purchaser made in or pursuant to this Agreement shall be true and correct in all material respects as of the Closing Date, except for representations and warranties that are made as of a specific date or time, which shall be true and correct to the extent required only as of such specific date or time.

(b)

Purchaser shall have performed and complied in all material respects with all of the covenants, obligations, agreements and conditions required by this Agreement to be performed or complied with by Purchaser prior to the Closing.

2.3

Purchaser’s Conditions to Closing.

(a)

Purchaser’s obligations to consummate the Acquisition hereunder shall be subject to satisfaction or waiver by Purchaser of the following conditions at or prior to the Closing:

i.

Each of the representations and warranties of Seller made in or pursuant to this Agreement shall be true and correct in all material respects as of the Closing Date, except for representations and warranties that are made as of a specific date or time, which shall be true and correct to the extent required only as of such specific date or time;

ii.

Seller shall have performed and complied in all material respects with all of the covenants, obligations, agreements and conditions required by this Agreement to be performed or complied with by Seller prior to the Closing;

iii.

There shall have been no material adverse change in the Intellectual Property;

iv.

There is no proceeding pending or threatened pertaining to the Intellectual Property that shall have been instituted or threatened by any governmental agency, or any other entity or person;

(b)

If (i) Seller shall not have been able to obtain any required government or third party consent or approval, or (ii) any material representation or warranty of Seller shall prove to have been inaccurate or untrue in any material respect when first made, or

(iii) Seller shall not have performed, in any material respect, any of the material covenants contained in this Agreement, and in each case by Closing, then Purchaser shall be entitled, without limitation, (A) not to consummate the Agreement; or (B) to consummate the Agreement if Purchaser, in its sole discretion, is willing to consummate it on such basis.

2.4

Failure to Close.

If Closing has not occurred in accordance with the terms and conditions of this Agreement, then this Agreement shall automatically terminate without any further action required, and the parties shall have no further liability hereunder.

2.5 Delivery of Documents.

As soon as reasonably possible following execution hereof, if Seller has not already done so, Seller shall deliver to Purchaser for Purchaser’s approval as to form and content, originals or legible copies of the following, to the extent that they exist and are either in Seller’s possession or may reasonably be obtained by Seller’s (and, if any of the following are discovered by and/or prepared by or on behalf of Seller after the date hereof but prior to Closing, each such item shall be delivered to Purchaser immediately):

(a)

All documents evidencing rights of use relating to the Intellectual Property and Intellectual Property Rights; and

(b)

All documents requested pursuant to Section 9.1 below; and

(c)

All documents requested pursuant to this Agreement.

I.

TERMINATION OF AGREEMENT

3.1

This Agreement may be terminated at any time prior to the Closing Date:

(a)

by the mutual written consent of Purchaser and Seller; or

(b)

by either Purchaser or Seller if any court or governmental body or agency thereof shall have enacted, promulgated or issued any statute, rule, regulation, ruling, writ or injunction, or taken any other action, restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and all appeals and means of appeal therefrom have been exhausted; or

(c)

by Purchaser, if any of the conditions specified in Section 3.3 have not been met or waived prior to such time as such condition can no longer be satisfied; or

(d)

by Seller if any of the conditions specified in Section 3.2 shall not have been met or waived prior to such time as such condition can no longer be satisfied.

3.2

Effect of Termination.

If this Agreement is validly terminated, this Agreement shall forthwith become null and void and there shall be no liability on the part of any party hereto, except with respect to the obligations of confidentiality set forth in Section 6.3 below.

I.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby makes the following representations and warranties, each of which is complete and correct on and as of the date hereof:

4.1

Powers; Execution.

Seller has all requisite corporate power and authority to own, operate and transfer the Intellectual Property, and to execute, deliver and perform its obligations under this Agreement. The execution and delivery of this Agreement and any of the other instruments of transfer, conveyance and assignment delivered by Seller to Purchaser hereunder have been duly and validly authorized by all necessary corporate or other action on the part of Seller. This Agreement and such instruments are the valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

4.2

Breach of Statute or Contract.

Neither the execution and delivery of this Agreement nor compliance with the terms and provisions of this Agreement will conflict with or result in a breach of any of the terms, conditions or provisions of any contract or other instrument to which Seller is a party or by which Seller is or may be bound, or constitute a default thereunder, or result in the creation or imposition of any Encumbrance upon or give to others any interest or rights in or with respect to any of the Intellectual Property. Neither the execution and delivery of this Agreement by Seller nor compliance by Seller with the terms and provisions of this Agreement will violate any law, or any statute or regulation of any governmental authority as such law, statute or regulation relates to the Intellectual Property, which violation will create any liability to Purchaser or interfere with Purchaser’s possession and use of the Intellectual Property.

4.3

No Claims or Litigation.

There is no pending litigation, judicial, administrative or arbitral action, proceeding, governmental investigation or claim (collectively “Litigation”) involving Seller that questions the validity of this Agreement, or any action taken, or to be taken, by Seller in connection with this Agreement or that relates to the Intellectual Property. There is no Litigation threatened that questions the validity of this Agreement, or any action taken, or to be taken, by Seller in connection with this Agreement or that relates to the Intellectual Property. There is no judgment, order, injunction, decree or award outstanding (whether rendered by a court, administrative agency or arbitrator), against Seller or by which Seller is bound which relates to the Intellectual Property.

4.4

Title to the Intellectual Property.

Seller is the unconditional owner of, and has good and sole marketable title to, the Intellectual Property, and this Agreement and the instruments of transfer to be executed and delivered pursuant hereto will effectively vest in Purchaser such title free and clear of all Encumbrances.

4.5

No Barter Receivables or Obligations.

Seller has not entered into and is not liable for any barter obligations with respect to the Intellectual Property.

4.6

Consents.

No approvals or consents of any governmental or regulatory body or other third party authorizations, consents, approvals, filings or notices are required with respect to the transactions contemplated by this Agreement, including, without limitation, the transfer to Purchaser of the Intellectual Property and Intellectual Property Rights.

4.7

Intellectual Property.

Seller is the exclusive owner of the Intellectual Property and Intellectual Property Rights being purchased and Seller has no obligation to pay any royalty, license fee, commissions or other amount howsoever characterized, or to obtain any third-party clearances or consents in respect of the same.

4.8

Promotion.

Seller has heretofore delivered to Purchaser copies of all promotional materials used in connection with any of the Intellectual Property, or will prior to or immediately after Closing. All statements contained in such promotional materials, including without limitation those statements regarding the number and profile of attendees, are complete and correct.

4.9

Employees and Agents of Seller.

Seller does not currently have in effect any agreements with independent contractors regarding the creation, use or modification of any of the Intellectual Property, or otherwise impacting on the ownership of the same, nor as representatives of any nature. Purchaser shall not be expected or obligated to offer any employment to any of the current employees and Seller warrants that he shall continue to assume full liability in respect of his or of his affiliated company employees.

4.10

Reliance.

The foregoing representations and warranties are made by Seller with the knowledge and expectation that Purchaser is placing complete reliance thereon in entering into this Agreement, and the same shall not be affected in any respect whatsoever by any due diligence investigation conducted by Purchaser in contemplation of this Agreement of otherwise.

4.11

Insurance.

Any coverage of the Intellectual Property under Seller’s insurance policies will cease as of the Closing.

4.12

Tax Liens.

As of the date hereof, there are no tax liens on any of the Intellectual Property, and there is no basis for the assertion of any such tax liens.

4.13

Sufficiency of Intellectual Property.

The Intellectual Property comprises all of the properties and rights necessary for the continued operation of the Intellectual Property.

4.14

Seller shall keep and maintain intact the Intellectual Property and its business at all times until Closing in the usual, regular, and ordinary course, in substantially the same manner as heretofore conducted.

I.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby makes the following representations and warranties, each of which is complete and correct on and as of the date hereof, to Seller:

5.1

Incorporation.

GATC Canna, Inc., and GATC Rx, Inc. are both corporations duly organized and incorporated, and validly existing under the laws of the State of California.

5.2 Powers; Execution.

Purchaser has all requisite corporate power and authority to own and operate the Intellectual Property, to assume the liabilities being assumed by Purchaser hereunder, and to execute, deliver and perform its obligations under this Agreement. The execution and delivery of this Agreement by Purchaser has been duly and validly authorized by all necessary corporate action on the part of Purchaser, and this Agreement is the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar law affecting the enforcement of creditors’ rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3

Breach of Statute or Contract.

Neither the execution and delivery of this Agreement nor compliance with the terms and provisions of this Agreement will conflict with or result in a breach of any of the terms, conditions or provisions of any contract or other instrument to which Purchaser is a party or by which Purchaser is or may be bound or constitute a default thereunder, or violate any law, or any statute or regulation which relates to the performance by Purchaser of its obligations hereunder.

5.4

No Claims or litigation.

There are no pending Proceedings involving Purchaser that questions the validity of this Agreement, or any action taken, or to be taken, by Purchaser in connection with this Agreement. To the best of Purchaser’s knowledge, there is no Litigation threatened that questions the validity of this Agreement, or any action taken, or to be taken, by Purchaser in connection with this Agreement. There is no judgment, order, injunction, decree or award outstanding (whether rendered by a court, administrative agency or arbitrator), against Purchaser or by which Purchaser is bound which relates to the Intellectual Property.

I.

TERMINATION OF RIGHTS

7.1

Early Termination by Seller. Notwithstanding the foregoing, this Agreement may be terminated and all rights to the Intellectual Property shall revert back to the Seller if, in the event that (i) the Royalty Fee is not paid for any period on the Payment Due Date for that calendar period, or (ii) the Purchaser materially breaches or defaults under the terms of any provision of this Agreement; provided, however, that Purchaser shall not have cured such non-payment or default pursuant to this Agreement.

7.3

Effect of Termination. Upon any termination of this Agreement, all rights to the Intellectual Property shall be returned to the Seller and the Seller shall be permitted to utilize or exploit or license to other Purchasers on an exclusive or non-exclusive basis without consent of Purchaser and, Purchaser shall, as of such Termination Date, cease from any further marketing, manufacture or sale of the Intellectual Property (in each case whether directly or indirectly). Upon termination there shall be no further liability or obligations of Purchaser to the Seller for early termination for any reason provided that royalties from past or subsequent sales of the Intellectual Property shall continue to accrue and be paid. All Royalty Fees thereafter due shall be paid to the Seller within ten days following the month where such Royalty Fee was paid.

Upon termination, Purchaser shall provide Seller with copies of all sales records, customer records, and purchase records reasonably maintained by it.

II.

FURTHER COVENANTS

7.1

Non-Competition.

Seller and Purchaser agree to the following provisions, all of which they acknowledge are necessary to protect the Purchaser’s legitimate business interests related to the Intellectual Property. Each Party covenants and agrees that unless otherwise agreed between the parties, Seller shall not, during the term of this Agreement and for a period of five (5) years thereafter, either directly or indirectly, engage in, render service or other assistance to, or sell products or services, or provide resources of any kind, whether as an owner, partner, shareholder, officer, director, employee, consultant or in any other capacity, whether or not for consideration, to any person, corporation, or any entity, whatsoever, that owns, operates or conducts a business that competes, in any way, with the business of manufacturing, marketing and distributing products including or related to the Intellectual Property in all territories. To the extent that a court of competent jurisdiction deems any part of this Section VIII, invalid, this non-competition provision shall be enforced to the fullest remaining extent.

7.2

Public Announcement.

Seller agrees that it will not issue any press release or making any public statement through the Closing Date with respect to the transactions contemplated by this Agreement and, except as may be required by applicable law or listing agreement with any securities exchange, shall not issue any press release or make any such public statement unless the timing and text of such release or statement has been approved in writing by Purchaser.

7.3

Further Assurances.

Seller shall, at the request and expense of Purchaser but without further consideration, do, execute, acknowledge, deliver and file, or shall cause to be done, executed, acknowledged, delivered or filed, all such further acts, deeds, transfers, conveyances, assignments or assurances as may be reasonably requested to consummate the transactions contemplated by this Agreement.

7.4

Confidential Information.

Seller will not use or disclose to any Person any trade secrets or confidential or proprietary documents, processes, plans marketing information, strategic plans or financial information relating to the Intellectual Property, but excluding information which (i) was or is in the public domain through no fault of Seller; (ii) becomes information generally available to the public through an act or failure to act by Purchaser; (iii) is disclosed to Seller after the Closing by a third party who has a right to do so; or (iv) is required to be disclosed by law or court order, provided Purchaser is promptly advised of the same by Seller and given the opportunity to oppose any such disclosure or seek a protective order regarding such confidential information and restricting any such disclosure of the same.

7.5

Assignment by Frelii to GATC of Certain Rights.

Frelii agrees to assign to GATC all rights, title and interest in and to any and all agreements between customers or partners of Frelii that rely on the use of the Frelii Technology, including but not limited to a December 17, 2019 agreement between Frelii and Genecor, AI, Inc. (collectively, the “Third Party Rights ”). Frelii shall execute and/or deliver any and all further documents at GATC’s request to effect Frelii’s assignment of the Third Party Rights to GATC.

I.

SELLER ’S CONDUCT OF INTELLECTUAL PROPERTY PENDING CLOSING

8.1

Conduct of Business.

Seller covenants and agrees with Purchaser that between the date of this Agreement and the Closing Date:

(a)

Seller will maintain insurance on the Intellectual Property (if any) as heretofore in effect;

(b)

Without Purchaser’s prior written approval, no material contract, license or commitment related to the Intellectual Property will be entered into by or on behalf of Seller;

(c)

Seller will use commercially reasonable efforts to preserve intact the Intellectual Property and the existing relationships and goodwill of the Intellectual Property with its vendors, customers, and other third parties involved in the sale and distribution of the Products;

(d)

Seller will not create nor permit to become effective any Encumbrance on any of the Intellectual Property;

(e)

Seller will promptly advise Purchaser of the commencement or threat against Seller of any Litigation relating to or affecting the Intellectual Property or the transaction contemplated by this Agreement; and

(f)

Seller will not, directly or indirectly, solicit, review, discuss, negotiate or otherwise consider any inquiry or proposal relating to the sale of the Intellectual Property, and will promptly inform Purchaser of any inquiry or proposal and will provide Purchaser with all related documentation.

9.1

ASSIGNMENT OF INTELLECTUAL PROPERTY RIGHTS

9.2

Assignment of Intellectual Property Rights.

(a) Seller hereby assigns and transfers to Purchaser all of his respective rights, title and interest in and to the set forth in Schedule A, Intellectual Property, to the fullest extent of its rights therein.

(b)

To facilitate the assignments, Seller shall:

i.

provide to Purchaser at the Closing or, as Seller may request with respect to certain documents, as soon as practicable after the Closing, all executed trademark assignments (if any), and copyright assignments (if any); and the original documents of all written records in the possession of Seller relating thereto, and the content associated therewith (in printed and electronic format), product specifications, recipes, formulations, processes, procedures, instructions, pending or current registrations and applications, and all data relating thereto;

ii.

provide to Purchaser at the Closing or, as the parties may agree in writing with respect to certain documents, as soon as practicable after the Closing, original documents of the prosecution files and internal records and files relating to trademark rights (if any);

iii.

provide to Purchaser at the Closing or, as the parties may agree in writing with respect to certain documents, as soon as practicable after the Closing, the original certificates of registration for the trademark rights (if any); and

iv.

upon Purchaser’s reasonable written request after the Closing Date, execute assignments or other documents prepared by Purchaser that are necessary for evidencing, confirming, perfecting or recording the assignment to Purchaser of the Intellectual Property Rights as provided in this Agreement, including, if applicable, those necessary to transfer ownership of the Seller domain name and all domain name variations thereof.

9.3

Seller’s Intellectual Property Representations and Warranties.

(a)

Seller possesses those Intellectual Property Rights used in or otherwise necessary for the lawful possession of the Intellectual Rights. No consent or other approval is required for the valid transfer of the Intellectual Property in accordance herewith. Seller will transfer to Purchaser at the Closing good and marketable title to all Intellectual Property Rights, free and clear from all liens or rights of others.

(b)

Any trademark rights are valid and in full force and effect and consummation of the transactions contemplated hereby will not alter or impair any such rights; no claims that remain outstanding and currently pending have been asserted against Seller by any person or entity challenging the use or transfer of any patents, trademarks, trade names, copyrights, trade secrets, software, technology, know-how or processes utilized in the Intellectual Property, or challenging or questioning the validity or effectiveness of any license or agreement relating thereto, and that there is no valid basis for any claim of the type specified in the immediately preceding sentence that would be reasonably likely in any material way to interfere with this Agreement and transactions contemplated under it relating to the development, manufacture, sale or distribution of any of the Intellectual Property. None of the Intellectual Property nor the use of any patents, trademarks, trade names, copyrights, software, technology, know-how or processes used by Seller infringes on the rights of, or constitutes misappropriation of, or in any way involves unfair competition with respect to any intellectual property rights, including without limitation, any formula, patent, trade secret, copyright, trademark, or trade name.

(c)

No employee of Seller is in violation of any term included in any employment contract, patent disclosure agreement or any other contract, agreement, arrangement or understanding that relates to Intellectual Property Rights.

(d)

No third Person is infringing any of the Intellectual Property Rights.

I.

PROTECTION OF CONFIDENTIAL INFORMATION.

11.1

Seller hereby agrees on behalf of itself and each of its respective officers, directors and employees, to safeguard against disclosure to third Persons all confidential information included in the Intellectual Property Rights by using reasonable secrecy measures and not less than the same degree of care as for their own similarly proprietary information. In the event of a breach or threatened breach by Seller of any provision of this Section, the parties agree and acknowledge that Purchaser will be entitled to an injunction restraining Seller and any affiliate from any use or disclosure, or threatened use or disclosure, in whole or in part, of such confidential information. Nothing herein will be construed as prohibiting Purchaser from pursuing any other remedies in law or in equity for such breach or threatened breach, including the recovery of damages.

II.

INDEMNIFICATION

11.1

Survival of Representations and Warranties.

All of the representations and warranties made by Seller and by Purchaser in this Agreement shall survive the Closing for a period of sixty (60) months, at which point such representations and warranties (and the respective indemnification obligations in respect thereof) shall terminate, except as to claims for which notice has been received by the indemnifying party prior to such date. Notwithstanding the foregoing, the representations and warranties of Seller contained in this Section XII shall survive the Closing until expiration of the applicable statute of limitations, and the representations and warranties of Seller contained in Section X shall survive indefinitely.

11.2

General Indemnification by Seller.

Seller agrees to protect, defend, indemnify and hold harmless Purchaser and its successors and assigns, from, against and in respect of any and all losses, costs, damages, charges or expenses (including, without limitation, reasonable attorney’s fees) resulting from (a) any misrepresentation, breach of any warranty or nonfulfillment of any agreement on the part of Seller contained in this Agreement, and/or (b) any liabilities pertaining to the Intellectual Property in existence as of the Closing Date.

11.3

Right to Cure.

Either Purchaser or Seller, as applicable, shall give written notice to the other (as such, the “Defaulting Party”) of any alleged breach of any warranty or nonfulfillment of any provision of this Agreement and the Defaulting Party shall have the right to cure any alleged breach to the reasonable satisfaction of the other party for a period of thirty (30) days or, in the case of a breach that cannot be reasonably cured within such 30-day period, within a period deemed reasonably sufficient by the other party, in its reasonable discretion, to effect such cure, prior to the Defaulting Party having been deemed in breach of this Agreement.

11.4

Notification of Claims.

Seller and Purchaser shall, in a timely manner, provide each other with notice of all third party actions, suits, proceedings, claims, demands or assessments subject to the indemnification provisions of this Article XI (collectively, “Third Party Claims”) brought at any time following the date hereof, and shall otherwise make available all relevant information material to the defense of any Third Party Claims against it. The indemnifying party shall have the right to control the defense of such Third Party Claims with the counsel of its choice. The indemnified party shall have the right to elect to join in the defense of any such Third Party Claim at its sole expense, and no claim shall be settled or compromised without the consent of the indemnified party, which consent shall not be unreasonably withheld or delayed.

11.5

Nonexclusivity of Indemnification Remedies

The indemnification remedies and other remedies provided in this Section 9 shall not be deemed to be exclusive. Accordingly, the exercise by any party of any of its rights under this Section 9 shall not be deemed to be an election of remedies and shall not be deemed to prejudice, or to constitute or operate as a waiver of, any other right or remedy that such party may be entitled to exercise. In addition to any rights of setoff or other right or remedy that Purchaser may be entitled to exercise (whether under this Agreement, under any other contract, under any statute, rule or other legal requirement, at common law in equity, or otherwise), Purchaser shall have the right to withhold an deduct any sum that may be owed to Purchaser under this Section 9 from any amount otherwise payable to the Seller.

I.

GENERAL

12.1

Waiver.

Any failure of any party hereto to comply with any of its obligations or agreements or to fulfill any conditions herein contained may be waived only by a written waiver from the other parties. No failure by any party hereto to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder by any party preclude any other or future exercise of that right or any other right hereunder by that party.

12.2 Notices.

All notices, requests or other communications required or permitted hereunder shall be given in writing by hand delivery, overnight mail, registered mail, or certified mail, return receipt requested, postage prepaid, to the party to receive the same at its respective address set forth below, or at such other address as may from time to time be designated by such party to the others in accordance with this Section 13.2.

If to Seller:

Ian Jenkins, CEO Frelii, Inc

670 W Shepard Ln #102

Farmington, UT, 84025

833-437-3544

ianjenkins@frelii.com If to Purchaser, to:

6 Upper Newport Plaza Drive Newport Beach, CA 92660 Attention:

Telephone, fax, email

All such notices and communications hereunder shall be deemed given when received, as evidenced by the acknowledgement of receipt issued with respect thereto by the applicable postal authorities or the signed acknowledgment of receipt of the person to whom such notice or communication shall have been addressed. Nothing contained in this Section shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including but not limited to litigation arising out of or in connection with this Agreement), which services shall be effected as required by applicable law.

12.3

No Third Party Beneficiaries.

Neither this Agreement nor any provision hereof shall create any right in favor of or impose any obligation upon any Person or entity other than Purchaser, Seller and their respective successors and assigns.

12.4

Captions and Paragraph Headings.

Captions and paragraph headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it.

12.5

Entire Agreement.The making, execution and delivery of this Agreement by the parties has been induced by no representations, statements, warranties or agreements other than those herein expressed. This Agreement embodies the entire understanding of the parties and there are no other agreements or understandings, written or oral, in effect between parties relating to the subject matter hereof, unless expressly referred to by reference herein or therein. This Agreement may be amended or modified only by an instrument signed by the parties or their duly authorized agents. The parties make no representations or warranties not expressly set forth in this Agreement. This Agreement supersedes and terminates all prior discussions, negotiations, understandings, arrangements and agreements between the parties relating to the subject matter hereof.

12.6

Counterparts.

This Agreement may be executed in any number of duplicate counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

12.7

Assignability.

Neither party hereto may assign this Agreement without the prior written consent of the other. Notwithstanding the foregoing, (a) Purchaser may assign this Agreement to any other wholly- owned direct or indirect subsidiary of its ultimate parent company or any entity into which or with which such company shall be merged or joined, as applicable, and (b) Purchaser may assign its rights hereunder to any subsequent bona fide purchaser of the Intellectual Property. Any impermissible attempted assignment of this Agreement without such prior written consent shall be void.

12.8

Successors and Assigns.

This Agreement and the provisions thereof shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties.

12.9

Governing Law/Disputes

The parties have agreed that the validity, construction, operation and effect of any and all of the terms and provisions of this Agreement shall be determined and enforced in accordance with the laws of the State of California. Any legal action or proceeding with respect to this Agreement or any matter related thereto will be brought exclusively in the courts of the State of California with venue in Orange County or in the courts of the United States of America for the District of California with venue in Orange County. By execution and delivery of this Agreement, both parties hereby accept for themselves and in respect of their respective property, generally and unconditionally, the jurisdiction of the aforesaid courts and irrevocably waive any objection which such party may now or hereafter have to such jurisdiction.

12.10

Severability.

In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

[SIGNATURE PAGE FOLLOWING]

IN WITNESS WHEREOF, the Parties have duly signed this Agreement, as of the day and year first written above.

PURCHASER: GATC CANNA, INC.

By:/s/ Jeff Moses

Print Name:

Jeff Moses

Title:

President

Dated: July 24, 2020

SELLER: FRELII, INC.

By:/s/ Ian Jenkins

Print Name: Ian Jenkins

Title: CEO

Dated: July 24, 2020

GATC RX, INC.

By:/s// Jeff Moses

Print Name: Jeff Moses

Title: President

Dated: July 24, 2020

SCHEDULE A INTELLECTUAL PROPERTY

For purposes of this Agreement, “Intellectual Property” shall mean all of Seller’s right, title, and interest in and to a certain software, technology and data developed and owned by Seller relating to products and services for the gathering and sequencing of human genome DNA, alignment and processing of such DNA through Seller’s proprietary Artificial Inteligence (“AI”) in order to provide reports and analysis to customers (the “Frelii Technology”). The Frelii Technology consists of the following components and the data and configurations which enable them:

1.

U.S. Provisional Utility Patent Application; Atty. Docket No. 46223-0002P01

2.

NAVII – A set of software components which implement AI and other technologies to process, analyze, and extend sequenced human DNA data

3.

Core & API – software and data which extend NAVII and manages the workflow and pipelines necessary for NAVII to interact with other Frelii Technology components

4.

Integrations – software implemented to allow interaction with systems and data from labs, partners and customers

5.

Products – Application software and product meta-data to generate reports and user interactions for commercial use. Products exist in the Frelii Technology in various states for:

a.

Cannabis – genetic interpretation and dosing for individuals;

b.

Genetic Analysis – interpretations, reporting and web-based interactions of more than a dozen additional areas of analysis for individual genetics; and

c.

Health & Wellness – interpretation, reporting and web-based interactions for analyzing individual genetics for the applications of diet, nutrition, exercise and nutraceuticals;

1.

Executables, Source codes, use codes, or other coding required to utilize and implement Artificial Intelligence pursuant to this Agreement.

2.

All “Authored Work” as set forth in the License Agreement relating to certain Artificial Intelligence;

3.

The “Frelii Rapid Cannabis Recommendation” as set forth in the License Agreement;

4.

Frelii work product and clinical trial data; and

5.

Goodwill

Intellectual Property with respect to the above shall include, without limitation: (i) all information, intellectual property inventions, patent applications, patents, trademarks, works of authorship, designs, copyrights, copyright applications, copyright registrations, Trade Secrets and Confidential Information, know-how, show-how, substances, recipes, formulas, compositions, equipment, apparatuses, techniques, samples, prototypes, models, methods, practices, processes, processes, process parameters, research and development information, notes, books, writings or other documents, software, algorithms, flow charts, data flow diagrams, state transition diagrams, contact diagrams, technical plans and designs, data, blueprints, technical information, ideas, specifications, strategies, drawings, computer programs, client or third party information, methods of manufacture, distribution, marketing, strategy and sale, and general business operations, including customer lists, pricing data, financial statements, and business plans including, but not limited to, improvements, changes, and modifications to the foregoing, relating to the Intellectual Property, which is not generally known or readily ascertainable and/or not already known to Purchaser, and which is provided to Purchaser by Seller; (ii) any right to use or exploit any of the foregoing, and (iii) any other proprietary right, whether arising under the laws of the United States or any other country.

“Trade Secret” shall mean Seller’s formula, pattern, compilation, device, method, technique, or process, tangible or intangible, in connection with the Intellectual Property, wherein Seller derives independent economic value, actual or potential from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy and/or which qualifies as a trade secret within the meaning of the California Uniform Trade Secrets Act and the Defend the Trade Secrets Act.